UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13D/A
(Amendment No. 1)
Under the Securities Exchange Act of 1934

AllianceBernstein Income Fund, Inc. (ACG)

(Name of Issuer)

Common Stock

(Title of Class of Securities)

01881E101

(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc.,
d/b/a Karpus Investment Management
183 Sully's Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 14, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box.

CUSIP No.: 01881E101

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Karpus Management, Inc., d/b/a Karpus Investment Management
I.D. #16-1290558

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions)

AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

N/A

6. Citizenship or Place of Organization

New York

Number of Shares Beneficially Owned by Each reporting Person With:

  7. Sole Voting Power

  6,257,425

  8. Shared Voting Power

  N/A

  9. Sole Dispositive Power

  6,257,425

  10. Shared Dispositive Power

  N/A

11. Aggregate Amount Beneficially Owned by Each Reporting Person

6,257,425

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

N/A

13. Percent of Class Represented by Amount in Row (11)

2.58%

14. Type of Reporting Person (See Instructions)

IA

Item 1. Security and Issuer.

AllianceBernstein Income Fund, Inc.
c/o AllianceBernstein Investments, Inc.
1345 Avenue of the Americas
New York, New York 10105

Item 2. Identity and Background.

(a) Karpus Management, Inc., d/b/a Karpus Investment Management (“KIM”). George W. Karpus is the President, Director and controlling stockholder of KIM.

(b) The address of KIM’s principal place of business and principal office is: 183 Sully’s Trail, Pittsford, New York 14534.

(c) Principal business and occupation - Investment management for individuals, pension plans, profit sharing plans, corporations, endowments, trusts and others.

(d) None of the Principals or KIM has been convicted in the past 5 years of any criminal proceeding (excluding traffic violations).

(e) During the last 5 years none of the Principals or KIM has been a party to a civil proceeding as a result of which any of them is subject to a judgment, decree, or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Principals is a United States citizen. KIM is a New York corporation.

Item 3. Source and Amount of Funds or Other Considerations.

6,257,425 shares of AllianceBernstein Income Fund, Inc. on behalf of accounts that are managed by KIM (the “Accounts”) under limited powers of attorney, which represents 2.58% of the outstanding shares. All funds that have been utilized in making such purchases are from such Accounts.

Item 4. Purpose of Transaction.

KIM has purchased Shares for the Accounts for investment purposes. However, KIM reserves the right to contact management with regard to concerns that they have with respect to the Fund. This may include letters to the Board and/or other communications with Fund management. Being an independent registered investment advisor, with a specialty focus in closed-end funds, the profile of AllianceBernstein Income Fund, Inc. fits the investment guidelines for various Accounts. Shares have been acquired since February 5, 2010.

Item 5. Interest in Securities of the Issuer.

(a) As of the date of this Report, KIM represents beneficial ownership of 6,257,425 shares or 2.58% of the outstanding shares. George W. Karpus presently owns 3,925 shares Dana R. Consler presently owns 1,200 shares. Kathleen F. Crane presently owns 75 shares. Karpus Investment Management Defined Benefit Plan presently owns 17,200 shares. Karpus Investment Management Profit Sharing Plan presently owns 22,650 shares. None of the other principals of KIM presently own shares of AllianceBernstein Income Fund, Inc.

(b) KIM has the sole power to dispose of and to vote all of such Shares under limited powers of attorney.

(c) Open market transactions for the last 60 days for the Accounts. There have been no dispositions and no acquisitions, other than by such open market transactions:

 Date  Shares Price Per Share
12/16/2013  (325)  $7.07
12/17/2013  (27,987)  $7.04
12/18/2013  (7,475)  $7.04
12/19/2013  100    $7.07
12/20/2013  (18,300)  $7.10
12/23/2013  151    $7.13
12/26/2013  15,859   $7.16
12/30/2013  (26,099)  $7.14
12/31/2013  (25)   $7.14
1/2/2014   3,000   $7.13
1/3/2014   6,000   $7.13
1/6/2014   2,389   $7.12
1/8/2014   (29,000)  $7.31
1/9/2014   (100,000)  $7.36
1/10/2014  (10,575)  $7.45
1/13/2014  (2,575)  $7.52
1/15/2014  (1,303,970) $7.50
1/16/2014  (416,093)  $7.52
1/17/2014  (63,413)  $7.52
1/21/2014  (1,813,650) $7.54
1/22/2014  (154,400)  $7.53
1/23/2014  (593,489)  $7.61
1/24/2014  (4,750)  $7.59
1/27/2014  2,150   $7.53
1/29/2014  (100)  $7.56
1/30/2014  (41,834)  $7.51
2/4/2014   500    $7.40
2/4/2014   (14,100)  $7.40
2/5/2014   1,100   $7.38
2/6/2014   2,400   $7.38
2/6/2014   (442,318)  $7.38
2/7/2014   (26,996)  7.36
2/12/2014  (15,800)  7.36
2/14/2014  150   7.43
The Accounts have the right to receive all dividends from, and any proceeds from the sale of the Shares. None of the Accounts has an interest in Shares constituting more than 5% of the Shares outstanding.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

Except as described above, there are no contracts, arrangements, understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of AllianceBernstein Income Fund, Inc. securities.

Item 7. Materials to be Filed as Exhibits.

As is indicated in Item 4, above, KIM has purchased AllianceBernstein Income Fund, Inc. for the Accounts for investment purposes. However, KIM has reserved the right to contact management with regard to concerns that they have with respect to the Fund, including letters to the Board and/or other communications with fund management. Accordingly, KIM sent letters to the Fund on December 20, 2013 and February 18, 2014. A copy of the letters are attached as Exhibit 1 and Exhibit 2, respectively.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
Karpus Management, Inc.

By:   /s/
Name:   Daniel Lippincott
Title:   Senior Tax-Sensitive Manager
Date:   February 18, 2014

EXHIBIT 1
Letter to the Fund
Transmitted December 20, 2013

VIA FACSIMILE: (212) 969-2290 & OVERNIGHT MAIL              December 20, 2013
Emilie D. Wrapp
Senior Vice President and Assistant General Counsel
AllianceBernstein Investments, Inc.
1345 Avenue of the Americas
New York, New York 10105

Re: AllianceBernstein Income Fund, Inc.

Ms. Wrapp,
Karpus Management, Inc., d/b/a Karpus Investment Management ("Karpus") represents beneficial ownership of 11,548,588 common shares or 4.8% of the AllianceBernstein Income Fund, Inc. ("ACG" or the "Fund"). Such percentage is based on 242,911,697 shares outstanding, as indicated on the Fund's Semi-Annual report filed with the U.S. Securities and Exchange Commission on September 3, 2013.

Pursuant to the ACG's prospectus, Karpus submits this written request to have the Fund submit a proposal to Fund shareholders at its next succeeding annual meeting of shareholders anticipated to be held in March 2013. As indicated in the prospectus, Karpus is requesting the Fund's proposal be one to amend the Fund's Charter to convert the Fund from a closed-end to an open-end investment company. Barring unforeseen circumstances, we believe we are able to submit this request because the Fund has traded at an average discount well in excess of the indicated threshold and we believe it will continue to do so through December 31.

Seemingly, the prospectus language was included to address the very issue plaguing shareholders today. While Karpus does not hold the required 10% or more to satisfy the requirement, we do believe that other shareholders share our sentiment in the need for the Fund to address its wide discount to net asset value.

Sincerely,

/s/

Brett D. Gardner
Sr. Corporate Governance Analyst

EXHIBIT 2
Letter to the Fund
Transmitted February 18, 2014

VIA FACSIMILE: (212) 969-2290 AND OVERNIGHT MAIL

The Board of Directors of AllianceBernstein Income Fund, Inc.
c/o AllianceBernstein Investments, Inc.
1345 Avenue of the Americas
New York, New York 10105
 February 14, 2014
Re: Board of Directors 2/7/14 Announcement with respect to AllianceBernstein Income Fund, Inc. ("ACG" or the "Fund")

Board Members:
Karpus Investment Management is one of the largest shareholders in ACG.

With my 25 years of experience in closed-end funds, I can tell you that the Board's decision to recommend against the proposal to convert the Fund to an open-end fund and the proposed changes to the funds "fundamental" investment policy are NOT in the best interests of shareholders.

First, the decision to recommend that shareholders vote against the open-ending proposal causes direct harm to all shareholders. In fact, if shareholders were allowed to receive net asset value for their shares today, each share would be worth 81 cents more (10.92% more). To further quantify this recommendation, the Board is recommending against shareholders receiving an additional $196,758,474.57 in aggregate for their shares.

Secondly, many shareholders bought into ACG because of the current fundamental investment policy. The Fund's requirement to maintain a minimum 65% in U.S. Government securities attracted many investors. The Board's proposal to change the "fundamental investment policy" of the fund may force a group of shareholders to exit the Fund because the new fundamental objectives do not fit their investment objectives. When these shareholders sell their shares, the discount to net asset value may widen further causing harm to all shareholders.

Should the change to the fundamental investment policy be approved, I believe the directors should implement a tender offer, at net asset value, for the number of shares equal to the percentage of votes cast against the fundamental change. This tender offer should occur before any changes to the fundamental investment policy are implemented.

In light of the Board's announcement of these very harmful proposals, I can no longer support the current directors of ACG.

Should you wish to discuss any of these matters, I can be reached at 585 586-4680 or at 183 Sully's Trail, Pittsford, NY 14534.

Sincerely,

/s/

George W. Karpus
Chief Investment Officer and
Chairman of the Board